Exhibit 99.77.d

Item 77D - Scudder Large Company Value Fund, a series of Value Equity Trust

On April 1, 2002, Scudder Large Company Value Fund, a series of Value Equity Trust, changed its name-related investment policy. Prior to April 1, 2002, the Fund's policy stated that the fund invests at least 65% of net assets in common stocks and other equities of large U.S. companies (those with a market value of $1 billion or more). This policy was revised as follows: Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equities of large U.S. companies that are similar in size to the companies in the Russell 1000 Value Index.